Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
June 30, 2012

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2012	2011
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	23,359	31,630
Accounts and other receivables	28,702	37,783
Inventories (note 4)	68,673	67,968
Prepaid expenses	12,689	9,746

	133,423	147,127
Property, plant and equipment	172,846	172,818
Intangible assets	47,199	49,488
Other assets	301	315

	353,769	369,748

Liabilities

Current liabilities
Accounts payable and accrued liabilities	29,731	37,855
Reforestation obligations	5,205	5,205
Financial liabilities – borrowings	1,041	978

	35,977	44,038

Financial liabilities – borrowings	222,445	222,576
Asset retirement obligations	2,217	2,002
Other obligations	195	260
Reforestation obligations	12,084	9,986
Deferred income taxes	3,991	6,440
Post-employment benefit obligation	2,920	2,920

	279,829	288,222

Shareholder’s equity

Share capital	61,500	61,500
Retained earnings	12,440	20,026

	73,940	81,526

	353,769	369,748

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the six months ended June 30, 2012
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – December 31, 2010	-	84,225	84,225

Net income for the period	-	8,554	8,554
Adjustment to stated capital	61,500	(61,500)	-
Dividend	-	(750)	(750)

Balance – June 30, 2011	61,500	30,529	92,029

Balance – December 31, 2011	61,500	20,026	81,526

Net loss for the period	-	(7,586)	(7,586)

Balance – June 30, 2012	61,500	12,440	73,940

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Comprehensive (Loss) Income
For the three and six months ended June 30, 2012 and 2011
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue	90,654	71,827	164,458	141,545

Cost of products sold (excluding depreciation and amortization)	67,507	52,331	124,078	101,108
Freight and other distribution costs	14,679	11,867	27,005	23,873
Depreciation and amortization	3,449	2,793	6,780	5,567
General and administration	3,680	4,005	7,111	7,812
Other income (note 5)	(804)	(12,068)	(1,040)	(14,767)

Operating earnings	2,143	12,899	524	17,952

Foreign exchange loss (gain) on borrowings	4,326	(757)	231	(5,507)

Finance expenses (note 6)	5,325	8,866	10,326	12,571

(Loss) income before income taxes	(7,508)	4,790	(10,033)	10,888

Income taxes (recovery) expense	(792)	1,323	(2,447)	2,334

Net (loss) income for the period	(6,716)	3,467	(7,586)	8,554

Actuarial losses	-	-	-	-

Comprehensive (loss) income for the period	(6,716)	3,467	(7,586)	8,554

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the six months ended June 30, 2012 and 2011
(Unaudited)

(expressed in thousands of Canadian dollars)

	Six months ended June 30,
	2012	2011
	$	$

Cash (used in) provided by

Operating activities
Net (loss) income for the period	(7,586)	8,554
Adjustments for
Finance expenses	10,326	12,571
Depreciation and amortization	6,780	5,566
Deferred income tax (recovery) expense	(2,450)	2,334
Unrealized exchange loss on borrowings	231	1,197
Unrealized gain on derivative contracts	(738)	(6,148)
Reforestation expense	4,429	3,439
Loss (gain) on disposal of property, plant and equipment	8	(47)
Inventory valuation	(1,125)	362
Other	150	37
Reforestation expenditures	(2,749)	(2,001)

	7,276	25,864
Changes in non-cash working capital (note 9)	232	(6,055)

	7,508	19,809

Investing activities
Additions to property, plant and equipment	(4,292)	(22,012)
Proceeds on disposal of property, plant and equipment	65	58
Decrease in other assets	14	2,171

	(4,213)	(19,783)

Financing activities
Increase in borrowings	-	201,348
Repayments of borrowings	(549)	(189,467)
Finance expenses paid	(10,267)	(14,673)
Dividend	(750)	(750)

	(11,566)	(3,542)

Decrease in cash and cash equivalents	(8,271)	(3,516)

Cash and cash equivalents – beginning of period	31,630	45,064

Cash and cash equivalents – end of period	23,359	41,548

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp.

This condensed interim financial information was approved for issue on July 31, 2012. All dollar amounts are expressed in Canadian currency and in thousands of dollars, unless otherwise indicated.

This condensed interim financial information has not been reviewed or audited.

2	Basis of preparation

This condensed interim financial information for the six months ended June 30, 2012, has been prepared in accordance with IAS 34, Interim financial reporting. The condensed interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accounting policies adopted are consistent with those of the previous financial year.

3	Cash and cash equivalents

	June 30,	December 31,
	2012	2011
	$	$

Deposits at bank and cash on hand	22,763	31,574
Short-term deposits	596	56

	23,359	31,630

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

4	Inventories

	June 30,	December 31,
	2012	2011
	$	$

Logs	17,150	16,223
Pulp	20,261	21,418
Lumber	18,649	17,213
Operating and maintenance supplies	12,613	13,114

	68,673	67,968

Total log and finished-product inventory, which reflects net realizable value at June 30, 2012, includes valuation provisions as follows:

Market valuation adjustments

	June 30,	December 31,
	2012	2011
	$	$

Opening market valuation adjustment
Lumber	760	101
Logs	1,158	-
Other	45	619

	1,963	720
Closing market valuation adjustment
Lumber	-	760
Logs	838	1,158
Other	-	45

	838	1,963

Effect on income	1,125	(1,243)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

5	Other (income) expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Loss (gain) on disposal of property, plant and equipment	44	(11)	8	(47)
Other foreign exchange (gains) losses	(716)	(295)	24	674
Change in unrealized losses (gains) on derivative contracts	250	(1,751)	(738)	(6,148)
Realized gains on derivative contracts	(382)	(10,011)	(334)	(9,246)

	(804)	(12,068)	(1,040)	(14,767)

6	Financing expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Interest expense on borrowings	5,063	4,804	9,962	8,924
Less interest capitalized on qualifying assets	-	(632)	(76)	(1,232)

Net interest expense on borrowings	5,063	4,172	9,886	7,692
Refinancing charges	-	4,590	-	4,590
Other interest and bank charges	292	246	511	458
Interest income	(30)	(142)	(71)	(169)

	5,325	8,866	10,326	12,571

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

7	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

At June 30, 2012, the Company had $7.0 million in U.S.-dollar-denominated forward commodity contracts outstanding, resulting in an unrealized gain of $0.9 million. All the outstanding derivative contracts had terms of less than one year. At June 30, 2011, outstanding forward commodity contracts were US$17.3 million, resulting in an unrealized gain of $3.4 million.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$7.0 million would result in a financial impact of $0.3 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward-exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative purposes. At June 30, 2012, the Company had $36.0 million (2011 - $7.5 million) in outstanding forward-exchange contracts, with an average contract rate of $1.0065 (2011 - $0.9500) and recorded the amount of unrealized loss on these forward- exchange contracts in 2012 of $0.5 million (2011 - $0.1 million) in other income.

8	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment transfers at current market prices or cost. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from external customers	41,672	27,592	72,729	53,701

Cost of products sold	35,734	26,536	65,416	49,934
Freight and other distribution costs	2,998	1,669	4,894	3,604
Depreciation and amortization	1,672	1,011	3,236	2,006
Other income	(821)	(12,063)	(1,500)	(15,575)

Operating earnings	2,089	10,439	683	13,732

Pulp

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from external customers	48,891	44,145	91,542	87,653

Cost of products sold	31,764	25,791	58,650	51,170
Freight and other distribution costs	11,681	10,198	22,111	20,269
Depreciation and amortization	1,744	1,756	3,483	3,509
Other expense	17	(5)	460	808

Operating earnings	3,685	6,405	6,838	11,897

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

Corporate and other

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from related parties	91	90	187	191

Cost of products sold	9	4	12	4
General and administration	3,680	4,005	7,111	7,812
Depreciation and amortization	33	26	61	52

Operating loss	(3,631)	(3,945)	(6,997)	(7,677)

Total

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from external customers and related parties	90,654	71,827	164,458	141,545

Cost of products sold and administration	71,187	56,336	131,189	108,920
Freight and other distribution costs	14,679	11,867	27,005	23,873
Depreciation and amortization	3,449	2,793	6,780	5,567
Other income	(804)	(12,068)	(1,040)	(14,767)

Operating earnings	2,143	12,899	524	17,952

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $3.3 million for the six months ended June 30, 2012, and $1.4 million for the three months ended June 30, 2012 (2011– $2.6 million and $1.5 million, respectively).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

Expenditures on property, plant and equipment

	June 30,	December 31,
	2012	2011

Lumber	3,635	45,088
Pulp	723	1,789
Corporate and other	234	712

	4,592	47,589

Identifiable assets

	June 30,	December 31,
	2012	2011

Lumber	198,196	191,105
Pulp	129,348	144,503
Corporate and other	26,225	34,140

	353,769	369,748

9	Supplementary cash-flow information

Changes in non-cash working capital

	June 30,	June 30,
	2012	2011

Accounts receivable	9,819	10,140
Inventories	852	(3,307)
Prepaid expenses	(2,959)	(1,982)
Accounts payable and accrued liabilities	(7,480)	(10,906)

	232	(6,055)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

	June 30,	June 30,
	2012	2011

Additions to property, plant and equipment	(4,592)	(24,093)
Changes in working capital for investing activities	224	849
Interest capitalized on qualifying assets	76	1,232

	(4,292)	(22,012)

10	Related-party transactions

The company enters into transactions with Millar Western Industries Ltd. (“Industries”), its parent company. The Company earned revenue from Industries as follows:

	Six months ended June 30,
	2012	2011

Administration fees	187	191

Included in accounts receivable relating to these transactions	34	33

Fees are established at the cost to the Company plus a 5% markup.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2012
(Unaudited)

The Company incurred costs charged by Industries as follows:

	Six months ended June 30,
	2012	2011

Chemical purchases	466	427

Other services	970	999

Included in accounts payable relating to these transactions	145	124

Chemical purchases are charged at market value; facility and equipment transactions are charged at the cost of the parent company.

11	Subsequent event

Subsequent to the quarter end, Millar Western was notified that TransAlta Corporation, owner of the Sundance power plant, would be making a force majeure claim with respect to the 2011 third quarter outage of the plant’s Unit 6 due to a transformer failure. The Company has an 11.26% interest in the Sundance Power Purchase Arrangement (“PPA”) for Units 5 and 6 and thus is contractually responsible for paying its share of the claimed amount in advance of final determination as to whether or not a force majeure situation, as specified in the PPA, occurred. Based on the Company’s view that the claim will not meet the PPA-specified tests, the Company expects to pay its share of the claim in the third quarter of 2012 and to record this amount, $4.2 million, as an amount recoverable on its statement of financial position until final resolution of the claim.